Exhibit 99.11
THIS LETTER AND THE ACCOMPANYING CIRCULAR AND PROXY FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.
24 August 2007
Dear Shareholder
Proposed Acquisition of Alcan Inc.
On 12 July 2007, Rio Tinto announced an agreed cash Offer of US$38.1 billion for all of the outstanding common shares of the Canadian aluminium producer Alcan.
The purpose of this letter is to introduce the proposals contained in the enclosed Circular to Rio Tinto plc Shareholders. The enclosed Circular, which should be read before taking a decision, describes the proposed transaction and explains the basis for your Board’s belief that the Acquisition is in the best interests of Rio Tinto and its shareholders as a whole. This letter is not a summary of the proposals and should not be regarded as a substitute for reading the full documentation.
We are seeking your approval of the Acquisition at an Extraordinary General Meeting of Rio Tinto plc to be held at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA at 2.00 pm on Friday, 14 September 2007. The notice of the Extraordinary General Meeting of Rio Tinto plc is set out at the end of the enclosed Circular. You can vote either by proxy, by using the enclosed Proxy Form and following the instructions set out on it, or personally on a poll at the Extraordinary General Meeting. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided.
The notice of meeting contains one resolution to approve the Acquisition and increased borrowings which is being put to the Rio Tinto Shareholders under the joint electorate procedure as an ordinary resolution, requiring a majority of more than 50 per cent. of the votes cast under that procedure. The Directors have determined that the increase in borrowings in connection with the Acquisition is of sufficient importance to all Rio Tinto Shareholders that it should be dealt with under the joint electorate procedure. A summary of the dual listed companies voting arrangements is set out in the notice of meeting.
I encourage you to read the details of the Acquisition in the Circular before taking a decision.
If you have any questions relating to this letter or the enclosed documentation, please telephone our shareholder helpline on 0800 435 021 (or if you are calling from outside the United Kingdom, on +44 (0) 870 703 6364) between 8.30 a.m. and 5.00 p.m. (London time) Monday to Friday.
Yours sincerely
Paul Skinner
Chairman
Rio Tinto plc
6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The Directors accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.
This letter does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The offer for Alcan (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission and mailed to Alcan Shareholders.
This letter uses the definitions set out in the Circular.

Rio Tinto plc	Rio Tinto Limited
6 St. James’s Square	Level 33
London SW1Y 4LD	120 Collins Street
(Registered office)	Melbourne 3000
Registered in England	(Registered office)
No. 719885	Incorporated in Victoria
Telephone +44 (0) 20 7930 2399	ABN. 96 004 458 404
Telephone +61 (0)3 9283 3333
www.riotinto.com
U53569